UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON AUGUST 30, 2018

1.                                     Date, time and place: Held on August 30, 2018, at Rua Fidêncio Ramos, no. 302, 3rd floor, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: Members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

1.                                     Attendance: All members of the Board of Directors in attendance: Messrs.: Srs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice Presidente of the Board), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Souza e Raul Calfat. The absence of Mr. Paulo Fernando Fleury da Silva e Souza was justified. Mr. Fleury was replaced, in accordance with the terms of Item 4 of the Board of Directors´ Internal Rules, by his alternate Mr. Cesar Augusto Chaves Mendonça.

2.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairmain of the Board

Ms. Claudia Elisete Rockenbach Leal - Secretary

3.                                     Agenda: Decide on the evaluation of the Main Executives Succession Plan of the Company (“Succession Plan”), under the coordination of Personnel and Remuneration Committee composed by Alexandre Gonçalves Silva, Gilberto Lara Nogueira, João Batista Ferreira Dornellas e José Luciano Penido, Chairmain of the Board of Directors.

4.                                     Resolutions: After discussions and analysis of the matters included on the Agenda and the evaluation of the Succession Plan, the member of the Board of Directors in attendance decided, unanimously, to approve the Succession Plan according to the recommendation of Personnel and Remuneration Committee composed by Alexandre Gonçalves Silva, Gilberto Lara Nogueira, João Batista Ferreira Dornellas e José Luciano Penido, Chairmain of the Board of Directors.

5.                                     Closing: There being nothing else to address, the meeting was closed, and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Presiding: Mr. José Luciano Duarte Penido (Chairman of the Board of Director) and Claudia Elisete Rockenbach Leal (Secretary). Members of the Board of Directors: Mrs. José Luciano Duarte Penido

(Chairman of the Board of Director); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-President of the Board of Director); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Cesar Augusto Chaves Mendonça (alternate of Mr. Paulo Fernando Fleury da Silva e Souza); e Raul Calfat.

São Paulo, August 30, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2018

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO